UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated November 10, 2023

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Stock Exchange Release: Nokia completes the share buyback program launched in 2022

Stock exchange release	1 (2)
10 November 2023

Nokia Corporation
Stock Exchange Release
10 November 2023 at 22:15 EET

Nokia completes the share buyback program launched in 2022

Espoo, Finland – Nokia Corporation ("Nokia" or the "Company") has now completed the second phase of the share buyback program announced in December 2022. Between 2 January 2023 and 10 November 2023, Nokia repurchased 78,301,011 of its own shares (FI0009000681) at an average price per share of approximately EUR 3.83.

On 3 February 2022, Nokia announced that its Board of Directors is initiating a share buyback program under the authorization granted by Nokia’s Annual General Meeting on 8 April 2021 to return up to EUR 600 million of cash to its shareholders in tranches over a period of two years. The purpose of the repurchases was to optimize Nokia's capital structure through the reduction of capital.

The first phase of the share buyback program started on 14 February 2022 and it was completed on 11 November 2022 with a maximum aggregate purchase price of EUR 300 million. As announced on 11 November 2022, under the first phase of the share buyback program, Nokia repurchased 63,963,583 of its own shares, which were cancelled on 8 December 2022 as announced by Nokia on that date.

The second phase of the share buyback program started on 2 January 2023 under the authorization granted by Nokia’s Annual General Meeting on 5 April 2022 with a maximum aggregate purchase price of EUR 300 million. This second phase and the whole share buyback program have now been completed. The Board of Directors of the Company will separately resolve on the cancellation of the shares repurchased under the second phase of the program.

The repurchases under the second phase of the share buyback program reduced the Company’s unrestricted equity by EUR 300 million. Nokia Corporation now holds a total of 162,962,734 treasury shares.

The repurchases were executed otherwise than in proportion to the existing shareholdings of Nokia's shareholders (directed repurchases) through public trading on the regulated market of Nasdaq Helsinki and selected multilateral trading facilities.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

www.nokia.com

Stock exchange release	2 (2)
10 November 2023

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2023	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Chief Legal Officer